04045705

TRANSMISSÃO PAULISTA

RECEIVED
2004 OCT 25 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, October 14, 2004

Ref.CT/F/04056/2004

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista, held on October 4, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

10/27

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 118th MEETING OF THE BOARD OF DIRECTORS

On October 4, 2004, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, justified the absence of the Councilmember Cláudia Maria Costin .... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Semiannual Distribution of Dividends"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Resolution of the Executive Committee No. 1152/10/246, of 09/28/2004, and on the Proposal to the Board of Directors. The matter was submitted to discussion and following to voting, resulting unanimously **approved** the imputation of the remuneratory interest on own capital in the amount of R$ 27,177,000.00 corresponding to R$ 0.1820477 per lot of a thousand shares, credited to the shareholders on 05/31/2004, to the amount of the semiannual dividends regarding the fiscal year of 2004, as provided for in article 31 of the Bylaws, as well as the payment of the above mentioned amount to the shareholders on December 2, 2004. ...... Following the **Councilmember Alexandre Ribeiro Motta** presented to the Chairman of the Board of Directors his **resignation request**, due to private reasons, whose letter shall be filed with the Executive Secretariat of the Board of Directors. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Alexandre Ribeiro Motta, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas

TRANSMISSÃO PAULISTA

Bueno, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, October 4, 2004

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors